

Mail Stop 4561

May 8, 2017

Mr. James Heppelmann
Chief Executive Officer
PTC, Inc.
140 Kendrick Street
Needham, MA 02494

      Re: **PTC Inc.**
               Form 10-K for the Fiscal Year Ended September 30, 2016
               Filed November 18, 2016
               File No. 000-18059

Dear Mr. Heppelmann:

We have reviewed your April 20, 2017 response to our comment letter and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 6, 2017 letter.

Item 15. Exhibits and Financial Statement Schedules

Consolidated Statements of Operations, page F-4

1.   In your response to prior comment 1 you provide the historical gross margins for "license and subscription" and "support" to explain why you believe it is appropriate to combine all costs, excluding professional services, into one cost of revenue line item. While we understand that you no longer include such a breakdown in your consolidated statements of operations, please provide us with similar gross margin information for fiscal 2016 and to date in fiscal 2017. In this regard, we note that the license and subscription margins decreased from 88% in fiscal 2014 to 85% in fiscal 2015. If there are further reductions in such margins, please explain the reasons for such change. For example, to the extent that the margins for your subscription products are impacting the software margins, please revise to include a discussion of such impact in MD&A. Also, while you state that

the same group of individuals provides support for both license and subscription products, tell us whether you are able to apply a reasonable methodology to separately reflect the costs of these revenue streams to the extent that the margins differ significantly.

2.   We note that prior to fiscal 2016, you separately presented cost of support revenue in your statement of operations. Considering the related service revenues are greater than 10% of total revenue and as the cost of revenue information appears to be readily available, please revise to separately present the related cost of support revenue in your consolidated statement of operations. We refer you to Item 5-03(b) of Regulation S-X.

You may contact Megan Akst, Senior Staff Accountant at (202) 551-3407 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services